FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934



                         For the month of   May 5, 2004
                                          ---------------



                                TECHNOPRISES LTD.
                    (formerly known as BVR Technologies Ltd.)
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                 (Translation of Registrant's name into English)


           Raoul Wallenberg 12, Ramat Hachayal, Tel Aviv 69719 Israel
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                    (Address of principal executive offices)



Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

         Form 20-F  |X|                     Form 40-F   |_|


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         This Form 6-K consists of a copy of the Proxy Statement (Exhibit 99.1)
and a copy of the Proxy Card (Exhibit 99.2) that is being distributed to the shareholders of Technoprises Ltd., an Israeli corporation (formerly known as BVR Technologies Ltd.) (the "Company"), in connection with the Company's 2004 Annual General Meeting of Shareholders, which has been scheduled for May 31, 2004.



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


                            [Form 6-K Signature Page]

         Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  TECHNOPRISES LTD.
                                                  (Registrant)


                                                  By: /s/ Adam Ofek
                                                      ----------------------
                                                      Adam Ofek
                                                      President


Dated:   May 4, 2004



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